UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

DIVISION OF
MARKET REGULATION

August 3, 2006

Act	Exchange Act
Section	
Rule	Regulation M, Rule 102
Public Availability	8/3/06

Keith D. Pisani, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022

Re: Excelsior LaSalle Property Fund, Inc.
<u>File No. TP 06-91</u>

Dear Mr. Pisani:

We are responding to your letter dated August 3, 2006, as supplemented by Domenick Pugliese's letter of June 19, 2006 and conversations with the staff, with regard to your request for exemptive or no-action relief from Rule 102 of Regulation M. Our response is attached to the enclosed photocopy of your correspondence to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Response:

As a consequence of the continuous offering of the Fund's shares of Common Stock, the entity will be engaged in a distribution of securities pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of Common Stock by the Fund, or any affiliated purchaser of the Fund are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the staff of the Division of Market Regulation will not recommend to the Commission enforcement action under Rule 102 of Regulation M if the Fund conducts semi-annual tender offers pursuant to Rule 13e-4 of the Exchange Act for its Common Stock through its Repurchase Program while the Fund is engaged in a distribution of shares of its Common Stock. In granting this relief, we considered the following facts, among others:

- there is no trading market for the Fund's Common Stock and none is expected to develop;
- the Fund privately offers its Common Stock exclusively to "accredited investors" as defined under Rule 501(a) of the Securities Act of 1933 ("Accredited Investors");

- the Common Stock may only be transferred to Accredited Investors;

- the Company will repurchase shares of its Common Stock through semi-annual tender offers pursuant to Rule 13e-4 of the Exchange Act at the Fund's then current Net Asset Value Per Share as determined based on annual appraisals conducted by independent third party real estate appraisers and overseen by an independent third party valuation consultant (the "Valuation Consultant") and quarterly internal valuation administered by the Valuation Consultant, who determines the final value of the Fund's real estate investment and debt;

- the Net Asset Value is audited annually and reviewed quarterly by the Fund's independent registered public accounting firm; and

- the Repurchase Program will be conducted pursuant to the substantive, procedural and disclosure requirements of Rule 13e-4 of the Exchange Act, including the disclosure requirements contained in Schedule TO.

This relief is subject to the condition that the Fund shall terminate its tender offers during the distribution of the Fund's Common Stock if a secondary market for such securities develops.

The foregoing staff no-action position from Rule 102 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of Rule 102 to the Repurchase Program as described above. The Repurchase Program should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Fund, as the case may be. The staff of the Division of Market Regulation expresses no view with respect to any other question that the Repurchase Program may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Repurchase Program.

Yours truly,

James A. Brigagliano

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

Attachment

Paul Hastings
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 03 2006
DIVISION OF MARKET REGULATION

August 3, 2006

Mr. James Brigagliano
Acting Associate Director
Division of Market Regulation
Mail Stop 10-01450
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Excelsior LaSalle Property Fund, Inc.
Request for Exemptive Relief Pursuant to Paragraph (e) of Rule 102 of Regulation M or No-Action Relief with Respect to Regulation M**

Dear Mr. Brigagliano:

We are counsel to Excelsior LaSalle Property Fund, Inc. (the "Fund"). On behalf of the Fund, we respectfully request that the Staff of the Division of Market Regulation (the "Staff"), pursuant to authority delegated to it by the United States Securities and Exchange Commission (the "Commission"), grant the Fund an exemption from the prohibitions of Rule 102(a) of Regulation M ("Regulation M") promulgated under, among other provisions, the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the Fund's proposed repurchases of shares of its Class A common stock (the "Common Stock") through tender offers conducted in accordance with Rule 13e-4 promulgated under the Exchange Act ("Rule 13e-4") that occur while the Fund offers and sells the Common Stock to Accredited Investors (defined below) in transactions exempt from registration under the Securities Act of 1933 (the "Repurchase Program"), under the authority provided in Rule 102(e) of Regulation M. Alternatively, we request that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Regulation M with respect to the Repurchase Program.

The Fund

The Fund is a Maryland corporation that operates as a real estate investment trust for federal income tax purposes. The Fund privately offers the Common Stock exclusively to "accredited investors," as that term is defined under Rule 501(a) promulgated under the Securities Act of 1933 ("Accredited Investors").

Because the Fund had more than 499 record holders of the Common Stock and more than $10.0 million in assets as of December 31, 2005, the end of its last fiscal year, on April 28, 2006, the Fund filed a registration statement on Form 10 (the "Form 10") to register its Common Stock pursuant to Section 12(g) of the Exchange Act. The Form 10 became effective on June 27, 2006 pursuant to Section 12(g) the Exchange Act.

The Fund expects to continue to privately place the Common Stock with Accredited Investors and has no current plans to conduct a public offering of its Common Stock. The price at which the Common Stock is sold to investors is the Fund's net asset value ("Net Asset Value") divided by the number of shares of Common Stock outstanding ("Net Asset Value Per Share"). Net Asset Value is determined based on annual appraisals conducted by independent third party real estate appraisers and overseen by an independent third party valuation consultant (the "Valuation Consultant") and quarterly internal valuations administered by the Valuation Consultant, who determines the final value of the Fund's real estate investments and debt. The Fund's other assets and liabilities that are included in Net Asset Value are valued at historic cost based on generally accepted accounting principles. Net Asset Value is audited annually and reviewed quarterly by the Fund's independent registered public accounting firm.

There is no market for the Common Stock and none is expected to develop. The Common Stock is not listed for trading on any securities exchange or in any organized over-the-counter market, and the Fund has disclosed to its investors that it does not currently intend to pursue such listing. The Common Stock may only be transferred to Accredited Investors and only upon written notice to, and approval of, UST Advisers, Inc. (the "Manager"), a wholly-owned subsidiary of U.S. Trust Company, National Association, which is an indirect subsidiary of The Charles Schwab Corporation.

To provide limited liquidity to its stockholders, the Fund expects to conduct semi-annual tender offers in compliance with Rule 13e-4. The Common Stock will be purchased in the tender offers at the Fund's then current Net Asset Value Per Share, which will be disclosed in compliance with Rule 13e-4 and the relevant no-action letters relating thereto. The amount of outstanding Common Stock that the Fund will repurchase during each tender offer will depend on a variety of factors, including the Fund's available liquidity, available borrowing under the Fund's credit facility and the amount of proceeds from the Fund's most recent offering of Common Stock. Such determinations will be made by the Fund's board of directors prior to each tender offer and will be communicated to stockholders.

The Fund will only offer to repurchase through semi-annual tender offers to the extent that it has sufficient cash available to repurchase Shares consistent with principles of prudent portfolio management and to the extent that such repurchases (i) are consistent with applicable REIT rules and federal securities laws and (ii) would not require the Fund to register as an investment company under the Investment Company Act. The Fund does not guarantee, however, that sufficient cash will be available at any particular time to fund repurchases of Common Stock, and it will be under no obligation to conduct such tender offers or to make such cash available.

The Fund has not repurchased any of the Common Stock since its initial closing in December 2004.

Regulation M

In pertinent part, Rule 102(a) of Regulation M states:

> In connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period . . . .

The purpose of Regulation M is to prevent manipulation of securities trading markets by issuers, their underwriters and affiliates. *See Anti-Manipulation Rules Concerning Securities Offerings,* Securities Act of 1933 Release No. 7375, CCH Fed. Sec. L. Rep. 85,871 (the "Regulation M Adopting Release"). "Regulation M is intended to preclude manipulative conduct by persons with an interest in the outcome of an offering . . ." and ". . . proscribes certain activities that offering participants could use to manipulate the price of an offered security." *Id.*

Discussion

It would appear that Rule 102 of Regulation M would be applicable to the Fund if the Fund were engaged in a continuous offering of the Common Stock to Accredited Investors and therefore would preclude the Fund from concurrently conducting a tender offer pursuant to Rule 13e-4. As the Fund would like to have the ability to continue to market and sell the Common Stock while conducting tender offers pursuant to Rule 13e-4, the Fund is requesting exemptive relief from the Staff pursuant to Rule 102(e) of Regulation M or no-action relief with respect to Regulation M. As discussed below, the Fund believes that, given the substantive, procedural and disclosure regulation imposed by Rule 13e-4 and the Net Asset Value pricing of the tender offers, there is little risk of the manipulation that Regulation M was intended to prevent.

The Fund believes that exemptive or no-action relief should be granted for the following reasons:

- *No Trading Market for the Common Stock.* As noted above, there is no trading market for the Common Stock and no such trading market is expected to develop. The

Fund will terminate its tender offers if a trading market develops for the Common Stock.

- *The Common Stock is Sold and will be Purchased at the Fund's Net Asset Value Per Share.* Net Asset Value is determined based on annual appraisals conducted by independent third party real estate appraisers and overseen by the Valuation Consultant and quarterly internal valuations administered by the Valuation Consultant, who determines the final value of the Fund's real estate investments and debt. The Fund's other assets and liabilities that are included in Net Asset Value are valued at historic cost based on generally accepted accounting principles. The Common Stock is sold to investors at the Net Asset Value Per Share and the Common Stock will be repurchased through Rule 13e-4 tender offers at the Net Asset Value Per Share. Since the price at which the Common Stock is sold and the price at which the Common Stock will be purchased are both based on Net Asset Value as determined by the independent third party Valuation Consultant and generally accepted accounting principles, there is no opportunity to manipulate the price at which the Common Stock is being offered or repurchased in a manner that Regulation M is designed to prevent.

- *Repurchases will be Conducted Pursuant to the Substantive, Procedural and Disclosure Requirements of Rule 13e-4.* The Fund expects to conduct semi-annual tender offers in compliance with Rule 13e-4 to provide liquidity to its stockholders. Since stockholders will have the benefits of the substantive, procedural and disclosure requirements of Rule 13e-4, including the disclosure requirements contained in Schedule TO, stockholders will have full and complete information about the repurchase of the Common Stock. In such circumstances, the interests of stockholders are fully protected and there is little risk of the type of manipulation that Regulation M is intended to prevent.

- *Repurchases by the Fund are Similar to Redemptions by Commodity Pools or Limited Partnerships, Which are Excepted from Rule 102(a) of Regulation M.* Rule 102(b)(3) of Regulation M excepts the following from the provisions of Rule 102(a) of Regulation M:

  > Redemptions by commodity pools or limited partnerships, at a price based on net asset value, which are effected in accordance with the terms and conditions of the instruments governing the securities; provided, however, that such securities are not traded on a securities exchange, or through an inter-dealer quotation system or electronic communications network . . .

  The repurchases by the Fund will be at a price based on Net Asset Value in accordance with the terms of the Common Stock as stated in the Fund's

Confidential Private Offering Memorandum used in connection with offers of the Common Stock and the Form 10. In addition, the Common Stock is not traded on a securities exchange, or through an inter-dealer quotation system or electronic communications network. Moreover, unlike many commodity pools and mutual funds, Net Asset Value is determined by an independent third party valuation consultant and generally accepted accounting principles, which further decreases the opportunity for manipulation of the price of the Common Stock. As stated in the Regulation M Adopting Release, "Redemptions of such securities pursuant to their governing instruments at a price based on net asset value are unlikely to raise manipulative concerns." The Fund believes that manipulative concerns are even less likely to arise when repurchases are accomplished through regulated tender offers instead of unregulated redemptions.

- *The Staff has Granted Similar Exemptive Relief in the Past.* In *Midwest Medical Insurance Holding Co.* (May 10, 2000), the Staff granted exemptive relief under Regulation M where Midwest Medical Insurance Holding Company ("Midwest Medical") conducted a tender offer in accordance with Rules 13e-3 and 13e-4 while simultaneously engaging in a registered continuous offering pursuant to a shelf registration statement. In granting Midwest Medical exemptive relief, the Staff noted that there was no potential for price manipulation because there was no trading market for the common stock and none could develop. While the facts in the *Midwest Medical* letter are not identical to the Fund's particular situation, there is no trading market for the Common Stock and virtually no potential for the type of manipulation that Regulation M was intended to prevent, as was the case presented in the *Midwest Medical* letter.

For the foregoing reasons, we respectfully request that the Staff, pursuant to authority delegated to it by the Commission, grant the Fund an exemption from the prohibitions of Rule 102(a) of Regulation M or no-action relief with respect to Regulation M for repurchases of the Common Stock by the Fund through tender offers conducted in accordance with Rule 13e-4 that occur while the Fund offers and sells the Common Stock to Accredited Investors in transactions exempt from registration under the Securities Act of 1933.

* * *

If you have any questions or need additional information, please do not hesitate to contact the undersigned or Michael L. Zuppone of this firm at 212-318-6000.

Sincerely,

Keith D. Pisani
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

LEGAL_US_E # 70791027.7